                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)*

                             J2 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                            MITCHELL C. LITTMAN, ESQ.
                         LITTMAN KROOKS ROTH & BALL P.C.
                          655 THIRD AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 490-2020
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 12, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                              (Amendment No. 8)

CUSIP NO. 46625420
         ---------

  (1)     NAMES OF REPORTING PERSON S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Daniel S. Laikin
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    165,900
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   165,900
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          165,900
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.65%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 8)

CUSIP NO. 46625420
         ---------

  (1)     NAMES OF REPORTING PERSON S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Paul Skojdt
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    159,300
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   159,300
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          159,300
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.15%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                (AMENDMENT NO. 8)

ITEM 1.  SECURITY AND ISSUER

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on June 17, 1999, by Daniel Laikin, a citizen of the United States of America ("Mr. Laikin") and Paul Skjodt, a citizen of Canada (collectively, the "Registrants") relating to the common shares, no par value (the "Shares"), of J2 Communications, Inc., a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17,
1999, November 22, 1999 and July 20, 2000 is hereby amended to furnish and restate the information set forth herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price of the 39,800 Shares purchased by the Registrants, which were previously reported on Schedule 13D, Amendment No. 7 on July 20, 2000, was $438,969.25 (excluding commissions). The source of funding for the purchase of these Shares was personal funds of the Registrants.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on July 12, 2000, Registrants may be deemed to beneficially own, in the aggregate 325,200 Shares, representing approximately 24.8% of the Issuer's outstanding Shares, based upon the 1,311,392 Shares stated to be outstanding as of March 31, 2000 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on April 30, 2000.

         (b) Mr. Laikin has sole voting power and sole dispositive power with regard to 165,900 Shares. Mr. Skjodt has sole voting power and sole dispositive power with regard to 159,300 Shares.

         (c) The following table sets forth transactions listed in Amendment No. 7, but not previously listed in Amendments prior to Amendment No. 7, with respect to Shares effected by any of the Registrants. All such transactions were effected in the open market; the table excludes commissions paid.

         Name                Date             Number of Shares    Price Per
         ----                ----             Purchased           Share
                                              ---------           -----
         Daniel Laikin       5/26/99          1500                $2.9375
         Daniel Laikin       9/14/99          1000                $16.50
         Daniel Laikin       9/17/99          300                 $16.00
         Daniel Laikin       10/27/99         1100                $17.92
         Daniel Laikin       10/28/99         500                 $17.87
         Daniel Laikin       11/02/99         300                 $15.92
         Daniel Laikin       12/22/99         500                 $13.87
         Daniel Laikin       12/30/99         2000                $12.75
         Daniel Laikin       1/12/00          200                 $12.93
         Daniel Laikin       1/20/00          3100                $11.63
         Daniel Laikin       7/12/00          1000                $12.00

         Paul Skjodt         9/15/99          2000                $16.00
         Paul Skjodt         9/22/99          1000                $15.75
         Paul Skjodt         10/4/99          500                 $15.75
         Paul Skjodt         10/19/99         2000                $16.93
         Paul Skjodt         10/27/99         1000                $17.00
         Paul Skjodt         10/28/99         300                 $17.87
         Paul Skjodt         11/2/99          1000                $16.00
         Paul Skjodt         1/21/00          1000                $11.63
         Paul Skjodt         4/1/00           2500                $10.18
         Paul Skjodt         6/23/00          5000                $7.40
         Paul Skjodt         6/29/00          2000                $7.67
         Paul Skjodt         7/05/00          10,000              $7.95

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2000


/s/ Daniel S. Laikin
--------------------
Daniel S. Laikin


/s/ Paul Skjodt
--------------------
Paul Skjodt